Exhibit 99.118

Fire & Flower Reaches Milestone of 200,000 Spark Perks™ Members

/NOT FOR DISSEMINATION INTHE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

TORONTO, Feb. 1, 2021 /CNW/ - Fire & Flower Holdings Corp. (TSX: FAF) (OTCQX: FFLWF) Fire & Flower Holdings Corp. (“FFHC” or “Fire & Flower”) and its indirect wholly-owned subsidiary Hifyre™ Inc. (“Hifyre”), today announced the milestone achievement of 200,000 Spark PerksTM members across the Fire & Flower retail network.

Spark Perks (TM) (C) 2021 Hifyre Inc. (CNW Group/Fire & Flower Holdings Corp.)

Members of the Spark Perks program receive exclusive benefits including: Fastlane “Click and Collect” checkout, curbside pickup, Rapid Delivery where permitted, special deals, member-only events and exclusive content. Spark Perks is free to join and no cannabis purchase is required to join the program.

“We now speak directly to 200,000 members and have the advantage of understanding and engaging the most valuable cannabis customers who reserve bigger basket sizes, spend more money per transaction and return more often than non-members,” said Trevor Fencott, Chief Executive Officer of Fire & Flower. “We have seen more than 30% growth in memberships quarter over quarter and with this large pool of information on our customer preferences, we can personalize the experience for each customer and evolve our merchandise and in-store service models which ultimately translates into stronger sales.”

On average, members who reserve products online through Fastlane spend 53% more than non-members in store and purchase 30% more products per transaction.

Hifyre IQ is the leading retail-powered data and analytics platform within the cannabis industry, providing key insights to its subscribers including Canadian licensed producers, equity research analysts, consulting firms and investment banks.

“The Hifyre Digital Retail and Analytics Platform gives a significant competitive advantage and value proposition for Fire & Flower both in domestic and international markets,” shared Matthew Hollingshead, President of Hifyre. “As an innovative technology leader in this space, we look for ways to grow and differentiate how we participate with our supply partners in product development, testing and evaluation as part of their go-to-market strategies.”

About Fire & Flower

Fire & Flower is the leader in adult-use cannabis retailing in Canada. Fire & Flower Holdings Corp., through wholly owned subsidiaries, owns and operates cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba, Ontario and the Yukon territory under the Fire & Flower, Friendly Stranger, Happy Dayz and HotBox brands. The Company’s operates best-in-class retail stores are powered by the HifyreTM Digital Retail and Analytics Platform and Spark PerksTM program to deliver best-in-class customer service and cutting edge insights to target cannabis products and experiences to a variety of evolving and diverse consumer segments. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Through its strategic investment with Alimentation Couche-Tard Inc. the Company has set its sights on the global expansion as new cannabis markets emerge.

About Hifyre

The Hifyre Digital Retail and Analytics Platform is a proprietary ecosystem of products that includes the Spark Perks member program, Hifyre ONE retail software platform and the Hifyre IQ cannabis data and analytics platform.

The Hifyre platform also supports Fire & Flower’s advanced operations and provides a competitive advantage in providing a tailored digital experience and understanding consumer behaviours in the evolving cannabis market.

To learn more about Hifyre, visit www.hifyre.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948;

Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 01-FEB-21